Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

THE FOLLOWING IS A PRESENTATION GIVEN BY TELLABS, INC. AT THE SMITH BARNEY CITIGROUP TECHNOLOGY CONFERENCE ON SEPTEMBER 8, 2004.

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Smith Barney Citigroup Technology Conference

September 8, 2004

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Krish Prabhu
President and CEO	[LOGO]

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This Presentation May Contain Forward-looking Statements.

Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. This presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our tellabs.com Web site.

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This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc.  Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (File No. 333-116794) which contains a Preliminary Joint Proxy Statement/Prospectus.  Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Definitive Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800.  Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger.  The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally.  Those interests will be described in greater detail in the Definitive Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification.  Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders.  Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

Three Strategies for Growth

•      Energize The Core

•      Establish A Presence In Data

•      Expand Into Adjacent Markets

Energize The Core

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•      Energize The Core

•      Establish A Presence In Data

•      Expand Into Adjacent Markets

Deployed Base:

•                        Ethernet capability on Tellabs® 5500

•                        Integrated VQE on Tellabs® 5500

•                        Integrated management for Tellabs® 8100/6300

•                        Ethernet-over-SDH for Tellabs® 6300

New Transport Platforms:

•                        Integrated SONET and DWDM on Tellabs® 7100

•                        Integrated TDM and Ethernet on Tellabs® 5500 NGX

Establish A Presence In Data

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•      Energize The Core

•      Establish A Presence In Data

•      Expand Into Adjacent Markets

Introduce a Family of New Data Products:

•      Tellabs® 8800 multi-service router series for IP/MPLS services convergence

•      Tellabs® 8600 Ethernet service delivery platform

Expand Into Adjacent Markets

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•      Energize The Core

•      Establish A Presence In Data

•      Expand Into Adjacent Markets

Establish a Position in Access

•                        Announced a merger with AFC

AFC Brings

•                        Leadership in access market

•                        First mover in developing fiber technologies

•                        Growing relationships with major incumbent North American carriers

•                        Established relationships with more than 800 Independent Operating Companies

•                        Growth plus a strong balance sheet

Tellabs Brings

•                        Leadership in transport market

•                        Strong relationships with major incumbent North American carriers

•                        Scale, scope and experience needed to satisfy RBOC customers

•                        Award-winning customer service capabilities

•                        Significant international channel

•                        Profitability plus a strong balance sheet

A Preeminent Combination of Growth and Profitability

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Compelling Tier 1 Equipment Vendor

Broad End-to-End Solution

Well Positioned for the Network Upgrade Cycle

Accelerating Revenue Growth

Continuing Focus on Profitability

Strategic Rationale

Compelling Tier 1 Equipment Vendor

•                        Combines leading suppliers for access and transport

•                        Strengthens relationships with major incumbent carriers

•                        Strong balance sheet, cutting-edge technology

Compelling Tier 1 Equipment Vendor

•                        Combines leading suppliers for access and transport

•                        Strengthens relationships with major incumbent carriers

•                        Strong balance sheet, cutting-edge technology

Broad End-to-End Solution

•                        Best-of-breed access, transport and data solutions for network infrastructure

•                        Complementary product portfolios, with ability to manage via umbrella network management

Compelling Tier 1 Equipment Vendor

•                        Combines leading suppliers for access and transport

•                        Strengthens relationships with major incumbent carriers

•                        Strong balance sheet, cutting-edge technology

Broad End-to-End Solution

•                        Best-of-breed access, transport and data solutions for network infrastructure

•                        Complementary product portfolios, with ability to manage via umbrella network management

Well Positioned for the Network Upgrade Cycle

•                        Can leverage incumbent position to drive network upgrades — VoIP, FTTP, Ethernet, MPLS

•                        Goal of a converged MPLS framework

•                        Strong position in FTTP

•                        Redirect R&D investment to best opportunities

Accelerating Revenue Growth

•                        Combines two profitable businesses

•                        Complementary domestic and international sales channels

•                        Tellabs brings established professional services capabilities

Accelerating Revenue Growth

•                        Combines two profitable businesses

•                        Complementary domestic and international sales channels

•                        Tellabs brings established professional services capabilities

Continuing Focus on Profitability

•                        Leverage supply-chain efficiencies

•                        Operating leverage in continued businesses

•                        Eliminate duplicative public company costs and other SG&A savings

Amended Terms

•                        $1.5B deal equals $16.60/share when announced

•                        0.504 TLAB shares and $12 for each AFC share

•                        Accretive to full-year 2005 results on pretax, per-share basis including synergies and excluding amortization of acquired intangibles and purchase accounting adjustments

•                        Subject to SEC approval of Proxy/Prospectus and approval by AFC shareholders

Merger proceeds on terms that reflect current financial outlook

•                        Approval of TLAB shareholders not required

•                        Approximately 45M TLAB shares to be issued, 462M to be outstanding

•                        AFC shareholders will own 10% of the company

•                        John Schofield to be Vice Chairman of Tellabs’ BOD

•                        Expected to close before end of 2004

Q&A

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Krish Prabhu

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